UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549









                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              NaPro BioTherapeutics, Inc.
--------------------------------------------------------------------------------

                                    (Name of Issuer)

                             Common Stock, $.0075 Par Value
--------------------------------------------------------------------------------

                             (Title of Class of Securities)

                                       630795102
                 -----------------------------------------------------

                                     (CUSIP Number)

Kai Larson, NaPro BioTherapeutics, Inc., 6304 Spine Road,
Unit A, Boulder, Colorado 80301
Phone:  (303) 530-3891/Fax:  (303)530-1296
--------------------------------------------------------------------------------

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 20, 1998
                ----------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               CUSIP No. 630795102       13D                  Page 1 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leonard P. Shaykin
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       |_|

                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            PF

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)

            United States Citizen
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------
                       699,215
            ---------------------------------------------------------
                    8  SHARED VOTING POWER


                       ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       699,215
                       ---------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER


            ---------  ---------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            699,215

        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                  |_|

        ------------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON

            IN
            =========

               CUSIP No. 630795102            13D             Page 2 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sterling K. Ainsworth
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       |_|

                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            PF

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)

            United States Citizen
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------
                       1,070,152
              ------------------------------------------------------------------
                    8  SHARED VOTING POWER


              ------------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       1,070,152
              ------------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER


              ------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,070,152
                       ---------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                  |_|
        ------------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       ---------
            7.2%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON

            IN
            =========

               CUSIP No. 630795102            13D             Page 3 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Patricia A. Pilia
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       |_|

                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            PF

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)
----------
            United States Citizen
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------

                       281,679
            ---------  ---------------------------------------------------------
                    8  SHARED VOTING POWER


            ---------  ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       281,679
            ---------  ---------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER


            ---------  ---------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            281,679

        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                  |_|
            --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.9%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON
==========             ---------
            IN
            =========  ---------

               CUSIP No. 630795102            13D             Page 4 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lawrence Helson
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       |_|

                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            Not Applicable

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)

            United States Citizen
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------
                       116,199
            ---------  ---------------------------------------------------------
                    8  SHARED VOTING POWER


            ---------  ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       116,199
            ---------  ---------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER


            ---------  ---------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            116,199

        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                  |_|
            --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON

            IN
            =========

               CUSIP No. 630795102            13D             Page 5 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D&N Holding Company, IRS Number 51-0344765
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       |_|

                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            Not Applicable

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)

            Delaware, United States of America
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------
                       0
                       ---------------------------------------------------------
                    8  SHARED VOTING POWER

                       0
                       ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       0
                       ---------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
                       ---------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
                       ---------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                  |_|
            --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       ---------
            0%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON

            CO
            =========

               CUSIP No. 630795102            13D             Page 6 of 16 Pages
-------------------------------------------------


         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            IVAX Corporation, IRS Number:  16-1003559
            --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       |_|



                                                                   (b)       |X|


         3  SEC USE ONLY


            --------------------------------------------------------------------
         4  SOURCE OF FUNDS*

            Not Applicable

         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or (e)                  |_|


            --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION)

            Florida, United States of America
            --------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------
                       0
                       ---------------------------------------------------------
                    8  SHARED VOTING POWER

                       0
                       ---------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       0
                       ---------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
                       ---------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
                       ---------
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                  |_|
            --------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       ---------
            0%
            --------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON

            CO
            =========



                         Amendment No. 2 to Schedule 13D

         This Amendment No. 2 to Schedule 13D is filed on behalf of six persons (collectively, the "Filers") consisting of four individuals, namely Sterling K. Ainsworth, Ph.D.; Patricia A. Pilia, Ph.D.; Lawrence Helson, M.D.; and Leonard
P. Shaykin, and two corporations, namely IVAX Corporation, a Florida corporation ("IVAX") and D&N Holding Corporation, a Delaware corporation and wholly owned subsidiary of IVAX ("D&N"). The four individuals previously filed, individually, statements on Schedule 13D or 13G, and IVAX and D&N filed a joint statement on
Schedule 13G with respect to the Common Stock (as defined below) on February 14, 1995. The Filers jointly filed a statement on Schedule 13D on August 21, 1995 and an amendment to that statement on Schedule 13D on April 15, 1996. This Amendment No. 2 to Schedule 13D amends and updates the statements on Schedules 13D and 13G previously filed by the Filers with respect to the Common Stock. An amendment to Joint Filing Agreement by and among the Filers is included as an exhibit hereto.


Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the Common Stock, $.0075 par value (the "Common Stock") of NaPro BioTherapeutics, Inc., a Delaware Corporation ("NaPro," the "Issuer" or the "Company") whose principal executive offices are located at 6304 Spine Road, Unit A, Boulder, CO 80301.

Item 2.           Name and Background

     a) The Filers are four individuals,  Sterling K. Ainsworth, Ph.D.; Patricia
A. Pilia, Ph.D.; Lawrence Helson, M.D.; and Leonard P. Shaykin, and two corporations, IVAX and D&N.

     b) The business address of each of the individual Filers is: c/o NaPro BioTherapeutics, Inc. 6304 Spine Road, Unit A, Boulder, CO 80301. The business address of IVAX is 4400 Biscayne Boulevard, Miami, Florida 33137. The business address of D&N is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

     c) Dr. Ainsworth is President, C.E.O., and a member of the Board of Directors of the Issuer.

     Dr. Pilia is Vice President, BioResearch and Toxicology, and a member of the Board of Directors of the Issuer.

     Dr. Helson was a member of the Board of Directors of the Issuer until March 29, 1996, and was Vice President, Clinical Research until April 25, 1997.

         Mr. Shaykin is Chairman of the Board of Directors of the Issuer. He is also a principal at Shaykin & Company, a private investment holding firm with offices at 599 Lexington Avenue, Suite 2300, New York, New York 10022. Mr. Shaykin is a director of Avigen, a public gene therapy company with offices at 1201 Harbor Bay Parkway #1000, Alameda California 94502; Chairman of the Neuroblastoma Foundation, a charitable foundation with offices at 599 Lexington Avenue, Suite 2300, New York, New York 10022; and a director of the Jerusalem Post, an English-language offshore newspaper. Mr. Shaykin is a trustee of The Jackson Laboratories, a charitable foundation with offices at 600 Main Street, Bar Harbor, Maine 04609. He is a trustee of the Graduate School of Business of the University of Chicago, an institution of higher learning with offices at 1101 East 58th Street, Chicago, Illinois 60637.

         IVAX is a corporation incorporated in the State of Florida. IVAX is a holding company with core subsidiaries engaged in the research, development, manufacturing, and marketing of generic and branded pharmaceuticals.

         D&N is a corporation incorporated in the State of Delaware. D&N is a wholly owned subsidiary of IVAX, created primarily to hold certain investments of IVAX.

         Information as to the identity and background of the directors and executive officers of IVAX and D&N is set forth in Appendix A, attached hereto, which is incorporated herein by reference.

                  d) Within the last five years, none of the individual filers have: (a) had any criminal convictions (excluding traffic violations or similar misdemeanors) or (b) have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         Neither D&N and IVAX, nor to the best of their knowledge, any directors, executive officers or controlling persons of D&N and IVAX have, during the last five years: (a) had any criminal convictions (excluding traffic violations or similar misdemeanors) or (b) have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

                  e) All of the individual Filers are citizens of the United States.

Item 3.           Source and Amount of Funds

                  See Item 4.

Item 4.           Purpose of Transaction

                  NaPro, IVAX, D&N and Baker Norton Pharmaceuticals, Inc. ("BNP" and, together with D&N, the "Subsidiaries") entered into a Termination Agreement, dated as of March 20, 1998 (the "Termination Agreement"), whereby the parties terminated their respective rights and obligations under certain agreements, specifically: (1) an Agreement, dated June 7, 1993, as amended April 12, 1994 and January 25, 1996, relating to the manufacture, marketing and distribution of paclitaxel between BNP and NaPro (the "Paclitaxel Agreement"),
(2) a Subscription Agreement, dated as of June 7, 1993 between NaPro and D&N (the "Initial Subscription Agreement"), (3) a Stockholders' Agreement, dated as of June 7, 1993, by and among D&N, Mr. Shaykin, Drs. Ainsworth, Pilia, and Helson (the "Stockholders' Agreement"), (4) a Registration Agreement, dated as of June 7, 1993 by and among NaPro, D&N, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson (the "Registration Agreement"), (5) a Subscription Agreement, dated as of April 12, 1994 (the "Subsequent Subscription Agreement"), and (6) a Registration Rights Agreement, dated as of April 12, 1994, between NaPro and D&N (the "Registration Rights Agreement").

         Pursuant to the terms of the Termination Agreement, IVAX and the Subsidiaries have obtained a non-exclusive, royalty-free license for one of NaPro's pending patents (the "Pending Patent") relating to the manufacture, use, sale and import of a patented paclitaxel injection within the United States, Canada, Europe and portions of South America (the "License"). In consideration for the License, IVAX and the Subsidiaries paid NaPro $6,070,000, of which, $2,000,000 is held in escrow as to be released in installments corresponding to delivery of paclitaxel to IVAX. In addition, IVAX and the Subsidiaries transferred 1,126,398 shares of Common Stock, constituting all of the shares of Common Stock owned by IVAX and the Subsidiaries, to NaPro. Following the March 31, 1998 issuance of the Pending Patent in the United States, IVAX paid $3,750,000 to NaPro, as required by the Termination Agreement. Following the August 5, 1998 issuance of the Pending Patent in the European Union, IVAX paid $2,610,000 to NaPro, as required by the Termination Agreement.

         As a result of the Termination Agreement, IVAX and D&N (1) are no longer the beneficial owners of any Common Stock, (2) are no longer subject to the reporting requirements of Rule 13d-1 under the Act and (3) notwithstanding this or any prior filing to the contrary, disclaim and have terminated their membership in any group for purposes of Rule 13d-5(b)(1) of the Act with respect to NaPro.

     On March 20, 1998, Mr. Shaykin, the Company, and IVAX entered into an agreement (the "Warrant Agreement") relating to a Warrant to purchase 111,1111 shares of Common Stock at an exercise price of $0.075 per share (the "Warrant"). Mr. Shaykin had purchased the Warrant from D&N on March 29, 1996 by issuing to D&N a promissory note for $944,443. Pursuant to the Warrant Agreement, Mr. Shaykin paid $100,000 to IVAX and IVAX forgave the indebtedness represented by the promissory note in the principal amount of $944,443 that had represented the original purchase price of the Warrant to Mr. Shaykin. Also pursuant to the Warrant Agreement, Mr. Shaykin remitted the Warrant to the Company, and the Company agreed to indemnify IVAX for any loss associated with such transaction. Mr. Shaykin engaged in this transaction for general investment purposes, and amounts paid by Mr. Shaykin were from his personal funds.

         The foregoing descriptions of the Termination Agreement and the Warrant Agreement are qualified in their entirety by the full text of such Agreements. A copy of each is incorporated by reference and is an exhibit hereto.

         In November, 1991, in conjunction with the formation of the Company, Dr. Ainsworth was issued options to purchase 122,667 shares of Common Stock with an exercise price of $0.1875. On March 23, 1998 Dr. Ainsworth exercised 106,667 of these options. The aggregate price of this option exercise was $20,000. Dr. Ainsworth engaged in this transaction for general investment purposes, and amounts paid by Dr. Ainsworth were from his personal funds.

         In November, 1991, in conjunction with the formation of the Company, Dr. Pilia was issued options to purchase 36,800 shares of Common Stock with an exercise price of $0.1875. On March 23, 1998 Dr. Pilia exercised all 36,800 of these options. The aggregate price of this option exercise was $6,900. Dr. Pilia engaged in this transaction for general investment purposes, and amounts paid by Dr. Pilia were from her personal funds.

Item 5.           Present Ownership of Issuer's Shares

         As of the date hereof, neither IVAX nor D&N is the beneficial owners of any shares of Common Stock. Pursuant to the terms of the Termination Agreement, IVAX and D&N are no longer parties to the Stockholders' Agreement.

         As of the date hereof, Mr. Shaykin is the beneficial owner of 699,215 shares of Common Stock, representing approximately 4.7% of the outstanding Common Stock.

         As of the date hereof, Dr. Ainsworth is the beneficial owner of 1,070,152 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock. These totals include 16,000 shares of Common Stock issuable upon exercise of non-plan options granted to Dr. Ainsworth in connection with the formation of the Company in 1991 and 42,550 shares of Common Stock gifted by Dr. Ainsworth to relatives and certain other persons which Dr. Ainsworth may be deemed to beneficially own by virtue of holding powers of attorney to vote and take certain other actions with respect to such shares. Dr. Ainsworth who is engaged to be married to Dr. Pilia, disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dr. Pilia and the gifted shares over which Dr. Ainsworth holds powers of attorney.

         As of the date hereof, Dr. Pilia is the beneficial owner of 281,679 shares of Common Stock, representing approximately 1.9% of the outstanding Common Stock. These totals include 10,800 shares of Common Stock gifted by Dr. Pilia to relatives and certain other persons which Dr. Pilia may be deemed to beneficially own by virtue of holding powers of attorney to vote and take certain other actions with respect to such shares. Dr. Pilia, who is engaged to be married to Dr. Ainsworth, disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dr. Ainsworth and the gifted shares over which Dr. Pilia holds powers of attorney.

         As of the date hereof, Dr. Helson is the beneficial owner of 116,199 shares of Common Stock representing approximately 0.8% of the outstanding Common Stock.


Item 6.           Contracts and Arrangements Regarding Issuer's Securities

         D&N, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson (collectively, the "Stockholders") and the Issuer were parties to an amended Stockholders' Agreement dated as of June 7, 1993 and amended and restated as of May 31, 1994 by and among the Company, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson, and D&N pursuant to which, among other things, each of the Stockholders had been obligated to vote for, subject to certain limitations, the election of Dr. Ainsworth and two individuals designated by D&N. Pursuant to the Stockholders' Agreement, this voting obligation was to terminate upon the closing of a Public Offering by the Company. Such a Public Offering occurred in August of 1996, and at that time, the voting obligations of the Stockholders' Agreement terminated. In addition, the Stockholders' Agreement provided that if a Stockholder wished to sell any Stockholder Shares (as defined in the Stockholders' Agreement), the Stockholder was required to give notice to the other Stockholders and allow the Stockholders the opportunity to purchase all of the Stockholder Shares being offered. The Termination Agreement between NaPro, IVAX , D&N and BNP terminated a number of agreements between various Filers, including the Stockholders' Agreement. On June 19, 1998, NaPro, D&N, Mr. Shaykin and Drs. Ainsworth, Pilia, and Helson executed an agreement terminating their respective rights and obligations under the Stockholders' Agreement.

         As a result of the termination of the Stockholders' Agreement, the Filers, notwithstanding this or any prior filing to the contrary, disclaim and have terminated their membership in any group for purposes of Rule 13d-5(b)(1) of the Act with respect to the Common Stock. As of the date of this filing, each of Drs. Pilia and Helson and Mr. Shaykin individually hold less than 5% of the Common Stock, and as a result of the termination of any group which may have existed, Drs. Pilia and Helson and Mr. Shaykin are no longer subject to the reporting requirements of Rule 13d-1 under the Act.

         The Issuer entered into an Employment and Executive Stock Agreement with each of Mr. Shaykin and Drs. Ainsworth, Pilia and Helson as of June 7, 1993 and amended and restated as of May 31, 1994 (the "Executive Agreements"). The Executive Agreements contain provisions restricting the transfer of Executive Stock (as defined in the Executive Agreements). Dr. Helson ceased to be an executive of the Company on April 25, 1997 and the Executive Agreement relating to Dr. Helson was terminated as of that date.

         The Company, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson, and (until March 20, 1998) D&N were parties to a Registration Agreement dated as of June 7, 1993. Pursuant to the Registration Agreement, the Company granted to the parties certain rights with respect to the registration, under the Securities Act, of Common Stock then beneficially held by such holders plus any shares of Common Stock such holders acquired thereafter (collectively, the "Registrable

Securities"). Under the Registration Agreement, the parties to the Agreement may require the Company, subject to certain limitations, to include all or any portion of their Registrable Securities in a registration at the Company's expense.

         Pursuant to the terms of the Termination Agreement and the subsequent agreement terminating the Stockholders' Agreement, IVAX and D&N are no longer parties to the Stockholders' Agreement, the Paclitaxel Agreement, the Initial Subscription Agreement, the Subsequent Subscription Agreement, the Registration Agreement or the Registration Rights Agreement.


Item 7.           Exhibits


Exhibit        Description of Exhibit

1 Registration Agreement dated as of June 7, 1993 and amended as of August 1, 1994, by and among NaPro, D&N, Sterling K. Ainsworth, Patricia A. Pilia, Leonard P. Shaykin, and Lawrence Helson. (1)

2 Amended and Restated Stockholders Agreement dated as of May 31, 1994 by and among NaPro, D&N, Sterling K. Ainsworth, Patricia A. Pilia, Leonard P. Shaykin, and Lawrence Helson. (1)

3 Amended and Restated Employment and Executive Stock Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between NaPro and Leonard P. Shaykin. (1)

4 Amended and Restated Employment and Executive Stock Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between NaPro and Sterling K. Ainsworth. (1)

5 Amended and Restated Employment and Executive Stock Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between NaPro and Patricia A. Pilia. (1)

6 Amended and Restated Employment and Executive Stock Agreement dated as of June 7, 1993 and amended and restated as of May 31, 1994 between NaPro and Lawrence Helson. (1)

7              Stock Option  Agreement  between NaPro and Sterling K. Ainsworth.
               (1)

8              Stock Option Agreement between NaPro and Patricia A. Pilia.  (1)

9 Warrant Purchase Agreement dated as of March 29, 1996 between Leonard P. Shaykin and D&N. (2)

10 Termination Agreement, dated as of March 20, 1998 among IVAX, D&N, BNP, and NaPro. (3)

11 Warrant Agreement, dated as of March 20, 1998 between D&N, Leonard P. Shaykin and NaPro. (3)

12             Amended  Joint Filing  Agreement  between IVAX,  D&N,  Leonard P.
               Shaykin, Sterling K. Ainsworth, Patricia A. Pilia and Lawrence Helson.

(1) Incorporated herein by reference from the Registration Statement on Form S-1 of NaPro, filed with the Commission on July 24, 1994 (File No. 333-42419).

(2)      Incorporated  herein by  reference to the Filers'  Amendment  No. 1 to
         Schedule 13D dated April 15, 1996.

(3) Incorporated herein by reference to NaPro's Current Report on Form 8-K, dated March 20, 1998 (File No. 1-24320)

Signatures:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September ____, 1998


----------------------
Leonard P. Shaykin


----------------------
Sterling K. Ainsworth


----------------------
Patricia A. Pilia


----------------------
Lawrence Helson


IVAX Corporation


----------------------
By:    Thomas E. Beier
       Senior Vice President-Finance and Chief Financial Officer


D&N Holding Company


----------------------
By:    Thomas E. Beier
       President

                             JOINT FILING AGREEMENT

         The Joint Filing Agreement, dated April 15, 1996 (the "Agreement"), among the undersigned is hereby amended as follows:

     The attached Amendment No. 2 to Schedule 13D shall be filed jointly by the undersigned parties. Thereafter, the Agreement shall terminate.

September             , 1998

----------------------
Leonard P. Shaykin


----------------------
Sterling K. Ainsworth


----------------------
Patricia A. Pilia


----------------------
Lawrence Helson


IVAX Corporation


----------------------
By:    Thomas E. Beier
       Senior Vice President-Finance and Chief Financial Officer


D&N Holding Company


----------------------
By:    Thomas E. Beier
       President

                                   APPENDIX A

       The following information is set forth as to directors and persons who may be deemed to be executive officers of IVAX.


           NAME AND POSITION
               WITH IVAX                     EMPLOYER AND ADDRESS                         POSITION

Mark Andrews                             Louis Dreyfus Natural Gas                Vice Chairman of the
Director                                 Corporation                              Board
                                         1331 Lamar Street, Suite 900
                                         Houston, TX 77010-3088
Ernst Biekert, Ph.D.                     University of Heidelberg                 Professor
Director                                 Weinheimerstr. 21
                                         Limburgerhof
                                         Germany 67117
Charles M. Fernandez                     Continucare                              Chairman of the Board of
Director                                 Nationsbank Building                     Directors, Chief Executive
                                         100 S.E. 2nd Street, 36th Floor          Officer and President
                                         Miami, FL 33131
Neil Flanzraich                          IVAX Corporation                         Vice Chairman of the
Vice Chairman of the Board of            4400 Biscayne Boulevard                  Board of Directors and
Directors and President                  Miami, FL 33137                          President
Jack Fishman, Ph.D.                      IVAX Corporation                         Director
Director                                 4400 Biscayne Boulevard
                                         Miami, FL 33137
Phillip Frost, M.D.                      IVAX Corporation                         Chairman of the Board of
Chairman of the Board                    4400 Biscayne Boulevard                  Directors and Chief
of Directors and Chief                   Miami, FL 33137                          Executive Officer
Executive Officer
Jane Hsiao, Ph.D.                        IVAX Corporation                         Vice Chairman of the
Vice Chairman of the Board of            4400 Biscayne Boulevard                  Board of Directors -
Directors - Technical Affairs            Miami, FL 33137                          Technical Affairs and
and Chief Technical Officer                                                       Chief Technical Officer
Issac Kaye                               Norton Healthcare, Ltd.                  Deputy Chief Executive
Deputy Chief Executive                   Gemini House - Flex Meadow               Officer and Director
Officer and Director                     Harlow - Essex CM19 5TJ
                                         England







Rafick G. Henein                         IVAX Corporation                         President and Chief
Senior Vice President                    4400 Biscayne Boulevard                  Executive Officer of
                                         Miami, FL 33137                          Zenith Goldine
                                                                                  Pharmaceuticals, Inc.


     Except for Dr. Biekert, who is a citizen of Germany, and Mr. Kaye who is a citizen of Ireland, all such individuals are citizens of the United States of America.

       The following information is set forth as to directors and persons who may be deemed executive officers of D&N.


       NAME AND POSITION
            WITH D&N                           EMPLOYER AND ADDRESS                        POSITION

Thomas E. Beier                             IVAX Corporation                      Chief Financial Officer
President and Director                      4400 Biscayne Boulevard
                                            Miami, FL 33137



       The following Amendment 1 to Schedule 13D is filed with this Amendment 2 to Schedule 13D in accordance with the requirements of Rule 13d-2(e) of the Securities Exchange Act of 1934.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549









                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              NaPro BioTherapeutics, Inc.
--------------------------------------------------------------------------------

                                    (Name of Issuer)

                             Common Stock, $.0075 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    630795102
              -----------------------------------------------------

                                 (CUSIP Number)

     Kai Larson, NaPro BioTherapeutics, Inc., 6304 Spine Road, Unit A, Boulder, Colorado 80301 Phone: (303) 530-3891/Fax: (303)530-1296
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 29, 1996
        ----------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           CUSIP No. 630795102                   13D          Page 2 of 33 Pages
--------------------------------------------------------------------------------


       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard P. Shaykin
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|
          ----------------------------------------------------------------------
       3  SEC USE ONLY


          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4

          ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION)

          United States citizen
          ----------------------------------------------------------------------
    NUMBER OF    7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH

                   1,182,742  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   1,182,742  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
          ----------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,182,742
          ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.1
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON

          IN
          ----------------------------------------------------------------------

           CUSIP No. 630795102                   13D          Page 3 of 33 Pages
--------------------------------------------------------------------------------

       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sterling K. Ainsworth
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|
          ----------------------------------------------------------------------
       3  SEC USE ONLY


          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4


       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION)

          United States citizen
          ----------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH

                   1,065,469  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   1,065,469 See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,065,469
          ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON

          IN
          ----------------------------------------------------------------------

           CUSIP No. 630795102                   13D          Page 4 of 33 Pages
--------------------------------------------------------------------------------

       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Patricia A. Pilia
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|
          ----------------------------------------------------------------------
       3  SEC USE ONLY


          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4

          ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION)

          United States citizen
          ----------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH



                   279,279  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   279,279  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          279,279
          ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.3
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON


          IN
          ----------------------------------------------------------------------

           CUSIP No. 630795102                   13D          Page 5 of 33 Pages
--------------------------------------------------------------------------------

       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence Helson
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|
          ----------------------------------------------------------------------
       3  SEC USE ONLY


          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4

          ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION)

          United States citizen
          ----------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
-----------------
                   221,666  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   221,666  See Item 5, description of Stockholder's Agreement
                  -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          221,666
          ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON


          IN
          ----------------------------------------------------------------------

            CUSIP No. 630795102                   13D         Page 6 of 33 Pages
 -------------------------------------------------------------------------------

       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          IVAX Corporation, IRS Number:  16-1003559
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|
          ----------------------------------------------------------------------
       3  SEC USE ONLY


          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4

          ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
          ----------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH

                   1,126,398  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   1,126,398  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,126,398
                   --------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.2
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON


          CO
          ----------------------------------------------------------------------


SEC 1745 (2/92)

            CUSIP No. 630795102                   13D         Page 7 of 33 Pages
 -------------------------------------------------------------------------------

       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D&N Holding Company, IRS Number:  51-0344765
          ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          See Item 5, description of Stockholder's Agreement.       (a)      |X|

                                                                    (b)      |_|

          ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          See Item 4

          ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                  |_|


          ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ----------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH

                   1,126,398  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                8  SHARED VOTING POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   1,126,398  See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   See Item 5, description of Stockholder's Agreement
                   -------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,126,398

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Item 5                                                         |X|
          ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.2
          ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON


          CO
          ----------------------------------------------------------------------


SEC 1745 (2/92)

                                  Amendment No. 1 to Schedule 13D

        This Amendment No. 1 to Schedule 13D is filed jointly on behalf of six persons consisting of four individuals, namely Sterling K. Ainsworth, Ph.D.; Patricia A. Pilia, Ph.D.; Lawrence Helson, M.D.; and Leonard P. Shaykin, and two corporations, namely IVAX Corporation, a Florida corporation ("IVAX") and D&N Holding Corporation, a Delaware corporation and wholly owned subsidiary of IVAX ("D&N") (collectively, the "Filers"). The four individuals have previously filed individually statements on Schedule 13D or 13G and filed this original Schedule 13D on August 21, 1995 as a group. IVAX and D&N have also previously filed statements on Schedule 13G as a group. This is the first filing where the Filers are filing as a group. A Joint filing Agreement is attached hereto as Exhibit 7.

        This Amendment No.1 to Schedule 13D amends and updates the previously filed statements on Schedule 13D and 13G to reflect a recent transaction by Mr. Shaykin whereby Mr. Shaykin acquired from D&N a stock purchase warrant to acquire Common Stock (as defined below) of the Company (as defined below).

Item 1.        Security and Issuer

               The class of equity securities to which this statement relates is the Common Stock, $.0075 par value (the "Common Stock") of NaPro
BioTherapeutics, Inc., a Delaware Corporation ("NaPro," the "Issuer" or the "Company") whose principal executive offices are located at 6304 Spine Road, Unit A, Boulder, CO 80301. The Issuer is a pharmaceutical company.

Item 2.        Name and Background

               a) The Filers are four individuals, Sterling K. Ainsworth, Ph.D.; Patricia A. Pilia, Ph.D; Lawrence Helson, M.D.; and Leonard P. Shaykin, and two corporations, IVAX and D&N.

               b) The business address of each of the individual Filers is: c/o NaPro BioTherapeutics, Inc. 6304 Spine Road, Unit A, Boulder, CO 80301. The business address of IVAX is 8800 N.W. 36th Street, Miami, Florida 33178-2404. The business address of D&N is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

               c) Dr. Ainsworth is President, C.E.O., and a member of the Board of Directors of the Issuer.

        Dr. Pilia is Vice President, C.E.O., and a member of the Board of Directors of the Issuer.

        Dr. Helson is Vice President, Clinical Research, and a member of the Board of Directors of the Issuer.

        Mr. Shaykin is Chairman of the Board of Directors of the Issuer. He is also a principal at Shaykin & Company, a private investment holding firm with offices at 375 Park Avenue, Suite 1401, New York, New York 10152. Mr. Shaykin is Chairman of the Board of Kimeragen, Inc.,a privately-held gene therapy company, with offices at 375 Park Avenue, Suite 1401, New York, New York 10152. Mr. Shaykin is a trustee of The Jackson Laboratories, a charitable foundation with offices at 600 Main Street, Bar Harbor, Maine 04609. He is a Member of the Council on the Graduate School of Business of the University of Chicago, an institution of higher learning with offices at 1101 East 58th Street, Chicago, Illinois 60637. He is Chairman of the Neuroblastoma Foundation, a charitable foundation with offices at 375 Park Avenue, Suite 1401, New York, New York 10152.

        IVAX is a corporation incorporated in the State of Florida.

        D&N is a corporation incorporated in the State of Delaware.

               d) None of the Filers have had any criminal convictions in the past five years.

               e) None of the Filers have been enjoined from violations of federal or state securities laws, prohibited or required to undertake any activity pursuant to such laws or been subject to any finding of violation of such laws at any time during the past five years.

               f) All of the Filers are citizens of the United States.

Item 3.        Source and Amount of Funds

               See Item 4.

Item 4.        Purpose of Transaction

               Mr. Shaykin has purchased the Warrant (as defined below) for general investment purposes and D&N has sold the Warrant for general investment purposes.

               Description of Transaction

               D&N was the record and beneficial owner of a Stock Purchase Warrant dated June 7, 1993 (the "Warrant") evidencing the right to purchase 111,111 shares of Common Stock.

     On March 29, 1996, Mr. Shaykin entered into the Warrant Purchase Agreement (the "Warrant Purchase Agreement"), a copy of which is attached hereto as
Exhibit 8, with D&N. Pursuant to the Warrant Purchase Agreement, Mr. Shaykin purchased the Warrant for a purchase price of $944,443.50. The purchase price was paid through the issuance by Mr. Shaykin to D&N of a promissory note in the amount of the Purchase Price secured by a pledge by Mr. Shaykin to D&N of a certificate(s) representing 50,000 shares of Common Stock.

     The other filers, Dr. Ainsworth, Dr. Pilia and Dr. Helson, were involved in no transactions in the Issuer's securities since their last filed statement on this Schedule 13D on August 21, 1995.

Item 5.        Present Ownership of Issuer's Shares

               Beneficial ownership of Common Stock calculations for the Filers exclude shares which may be beneficially owned as a consequence of the Filers' participation in the Stockholders Agreement (as defined herein). All determinations of percentage ownership are made pursuant to Rule 13d-3.

        As of the date hereof, Mr. Shaykin is the beneficial owner of 1,182,742 shares of Common Stock, representing 13.1% of the Issuer's outstanding Common Stock. These totals do not include 43,333 shares gifted by Mr. Shaykin to certain relatives and other persons, as to which Mr. Shaykin disclaims beneficial ownership. The totals include warrants evidencing the right to purchase 509,778 shares of Common Stock.

        As of the date hereof, Dr. Ainsworth is the beneficial owner of 1,065,469 shares of Common Stock, representing 12.3% of the Issuer's outstanding Common Stock. These totals include 122,667 shares of Common Stock issuable upon exercise of non-plan options granted to Dr. Ainsworth in connection with the formation of the Company in 1991 and 42,550 shares of Common Stock gifted by Dr. Ainsworth to relatives and certain other persons which Dr. Ainsworth may be deemed to beneficially own by virtue of holding powers of attorney to vote and take certain other actions with respect to such shares. Dr. Ainsworth, who is engaged to be married to Dr. Pilia, disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dr. Pilia and the gifted shares over which Dr. Ainsworth holds powers of attorney.

        As of the date hereof, Dr. Pilia is the beneficial owner of 279,279 shares of Common Stock, representing 3.3% of the Issuer's outstanding Common Stock. These totals include 36,800 shares of Common Stock issuable upon exercise of non-plan options granted to Dr. Pilia in connection with the formation of the Company in 1991 and 10,800 shares of Common Stock gifted by Dr. Pilia to relatives and certain other persons which Dr. Pilia may be deemed to beneficially own by virtue of holding powers of attorney to vote and take certain other actions with respect to such shares. Dr. Pilia, who is engaged to be married to Dr. Ainsworth, disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dr. Ainsworth and the gifted shares over which Dr. Pilia holds powers of attorney.

        As of the date hereof, Dr. Helson is the beneficial owner of 221,666 shares of Common Stock, representing 2.6% of the Issuer's outstanding Common Stock.

        As of the date hereof IVAX and D&N are the beneficial owners of 1,126,398 shares of Common Stock, representing 13.21% of the Issuer's outstanding Common Stock.

        IVAX, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson (collectively, the "Stockholders") and the Issuer are parties to an amended Stockholders Agreement dated as of June 7, 1993 and amended and restated as of May 31, 1994 by and among the Company, Mr. Shaykin, Drs. Ainsworth, Pilia and Helson, and D&N pursuant to which, among other things, each of the Stockholders is obligated to vote for the election of Dr. Ainsworth (as long as he owns beneficially, (before taking into consideration any shares issuable upon exercise or conversion of outstanding options and warrants or convertible securities, respectively), 10% or more of the outstanding Common Stock) and two individuals designated by D&N to the Company's board of directors (the "Board of Directors"). These designees currently are Dr. Phillip Frost and Mr. Richard C. Pfenniger, both of whom are officers of IVAX. By virtue of this provision of the Stockholders Agreement, each of the Stockholders may be deemed to share the power to vote or direct the vote of the shares deemed beneficially owned by the parties to the Stockholders Agreement with each of the other parties to the Stockholders Agreement. Each of the Stockholders disclaims that it, he, or she and any one or more other parties to the Stockholders Agreement constitute a group under Rule 13d-5(b)(1) of the Act, pursuant to which such group may be deemed to beneficially own the shares directly held by each of the Stockholders.

        Assuming that the Stockholders constitute a group under Rule 13d-5(b)(1) of the Act, pursuant to which such group may be deemed to beneficially own the shares directly held by each of the Stockholders, the Stockholders as a group then beneficially own 3,875,554 shares of Common Stock, representing approximately 42.2% of the Company's outstanding shares of Common Stock.

        The ownership of the Company's Common Stock by IVAX Corporation and its affiliates is as follows (Such information is to the Filers' best information and belief, based upon Company records and information supplied by IVAX to the Company on Schedule 13G.):

Beneficial Owner                 Number of Shares              Percent of Class
Phillip Frost
   c/o IVAX Corporation
   8800 Northwest 36th Street
   Miami, Florida  33178             5,000(1)                         *
Richard C. Pfenniger, Jr.
   c/o IVAX Corporation
   8800 Northwest 36th Street
   Miami, Florida  33178             6,000(2)                         *
IVAX Corporation
   D&N Holding Company
   c/o IVAX Corporation
   8800 Northwest 36th Street
   Miami, Florida  33178           1,126,398(3)                     13.2%
Total for IVAX and Affiliates       1,137,398                       13.3%
--------------------
    (1) Represents shares of Common Stock issuable upon exercise of non-plan options granted to Dr. Frost as compensation for serving on the Board of Directors. Does not include options which are not exercisable within the following six months to purchase 5,000 shares of stock granted under the 1994 Plan, pursuant to the formula regarding compensation of non-employee directors.

    (2) Represents shares of Common Stock issuable upon exercise of non-plan options granted to Mr. Pfenniger as compensation for serving on the Board of Directors and the compensation committee thereof. Does not include options which are not exercisable within the following six months to purchase 5,000 shares of stock granted under the 1994 Plan, pursuant to the formula regarding compensation of non-employee directors.

    (3) Such shares of held directly by D&N. Mr. Pfenniger is an officer and director of D&N and Mr. Pfenniger and Dr. Frost are executive officers of IVAX, and the Filers have been advised that Dr. Frost beneficially owns approximately 12.2% of IVAX's voting securities. Dr. Frost and Mr. Pfenniger disclaim beneficial ownership of the shares of Common Stock held by D&N.

Item 6.        Contracts and Arrangements Regarding Issuer's Securities

               The Filers are parties to an amended Stockholders Agreement, described in Item 5 above.

     The Issuer entered into an Employment and Executive Stock Agreement with each of Mr. Shaykin and, Drs. Ainsworth, Pilia and Helson as of June 7, 1993 and amended and restated effective as of May 31, 1994 (the "Executive Agreements"). Each of Mr. Shaykin and, Drs. Ainsworth, Pilia and Helson purchased Common Stock pursuant to the Executive Agreement (the "Executive Stock"). The purchase price for such shares was $1.05 per share and was represented in part by promissory notes in favor of the Company (the "Executive Notes"). The shares of Common

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Stock acquired by each of Mr. Shaykin, Drs. Ainsworth, Pilia and Helson are pledged to the Company pursuant to a pledge agreement as security for payment of each Executive Note. The Executive Agreement also contains provisions restricting the transfer of Executive Stock and requiring each of Mr. Shaykin and, Drs. Ainsworth, Pilia and Helson to sell his Executive Stock under certain circumstances if the Board of Directors approves a Sale of the Company (as defined in the Executive Agreement). Commencing May 9, 1995, each of Mr. Shaykin, Drs. Ainsworth, Pilia and Helson was permitted to repay all or part of the outstanding principal and/or interest on his Executive Note by remitting to the Company shares of his Common Stock, valued for such purposes in an amount equal to the average of the last reported selling price of the Common Stock for the five trading days prior to remittance multiplied by the number of shares remitted. The transactions consummated on August 14, 1995 by Drs. Ainsworth, Pilia and Helson were undertaken pursuant to these agreements.

               The Filers, except for IVAX, are a party to a Registration Agreement dated as of June 7, 1993 by and among the Company, D&N, Mr. Shaykin and Drs. Ainsworth, Pilia and Helson (the "Registration Agreement"). Pursuant to this Agreement, the Company granted to the parties certain rights with respect to registration under the Securities Act Common Stock then beneficially held by such holders plus any shares of Common Stock such holders acquire hereafter (collectively, the "Registrable Securities"). Under the Registration Agreement, the parties to the Agreement may require the Company, subject to certain limitations, to include all or any portion of their Registrable Securities in a registration at the Company's expense.

     Mr. Shaykin and D&N are party to the Warrant Purchase Agreement, as described in Item 4 above.

Item 7.        Exhibits



Exhibit  Page No. Description of Exhibit
1        N/A      Registration Agreement dated as of June 7, 1993 and amended as of August 1, 1994, by and among the Company, D&N Holding
                  Company, Sterling K. Ainsworth, Patricia A. Pilia, Leonard P.
                  Shaykin, and Lawrence Helson.  (Previously Filed).
2        N/A      Amended and Restated Stockholders Agreement dated as of June
                  7, 1993 and amended and restated as of May 31, 1994 by and amongthe Company, D&N Holding Company, Sterling K. Ainsworth,
                  Patricia A. Pilia, Leonard P. Shaykin, and Lawrence Helson.
                  (Previously Filed).

3        N/A        Amended and Restated Employment and Executive Stock
                    Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between the Company and Leonard P. Shaykin.
                    (includes Promissory Note and Pledge Agreement). (Previously
                    Filed).

4        N/A        Amended and Restated Employment and Executive Stock
                    Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between the Company and Sterling K
                    Ainsworth. (includes Promissory Note and Pledge Agreement).
                    (Previously Filed).

5        N/A        Amended and Restated Employment and Executive Stock
                    Agreement dated as June 7, 1993 and amended and restated as of May 31, 1994 between the Company and Patricia A. Pilia.
                    (includes Promissory Note and Pledge Agreement). (Previously
                    Filed).

6        N/A        Amended and Restated Employment and Executive Stock
                    Agreement dated as of June 7, 1993 and amended and restated as of May 31, 1994 between the Company and Lawrence Helson.
                    (includes Promissory Note and Pledge Agreement). (Previously
                    Filed).

7        [ ]        Joint Filing Agreement between IVAX Corporation, D&N Holding
                    Company, Leonard P. Shaykin, Sterling K. Ainsworth, Patricia
                    A. Pilia and Lawrence Helson.

8        [ ]        Warrant Purchase Agreement dated as of March 29, 1996
                    between Leonard P. Shaykin and D&N Holding Company.

Signatures:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April ____, 1996


----------------------
Leonard P. Shaykin


----------------------
Sterling K. Ainsworth


----------------------
Patricia A. Pilia


----------------------
Lawrence Helson


IVAX Corporation

By:     _________________
        Name:
        Title:

D&N Holding Company

By:     _________________
        Name:
        Title:

                                                                       EXHIBIT 7

                                      JOINT FILING AGREEMENT

        The undersigned parties agree, as of April ___, 1996, that the attached Amendment No. 1 to Schedule 13D and all subsequent amendments thereto, unless otherwise agreed, relating to shares of NaPro BioTherapeutics, Inc., shall be filed jointly and on behalf of each of them.

----------------------
Leonard P. Shaykin


----------------------
Sterling K. Ainsworth


----------------------
Patricia A. Pilia


----------------------
Lawrence Helson


IVAX Corporation

By:     _________________
        Name:
        Title:

D&N Holding Company

By:     _________________
        Name:
        Title:

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